Prospectus Supplement No. 13 (To Prospectus effective March 31, 2022)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-261963

235,625 Shares of Common Stock

Warrants to Purchase up to 235,625

Shares of Common Stock

Common Stock

This Prospectus Supplement supplements and amends the Prospectus dated March 31, 2022 (the “Prospectus”), relating to the warrants to purchase 235,625 shares at $34.00 per share of common stock of Iveda Solutions, Inc. (the “Company”) by the stockholders identified in the Prospectus.

This Prospectus Supplement is being filed to include the information set forth in our Quarterly Report on Form 10-Q for the period ended September 30, 2025, filed by the Company with the Securities and Exchange Commission on November 14, 2025 (the “Form 10-Q”). The Form 10-Q is attached hereto.

This Prospectus Supplement is not complete without and may not be delivered or utilized except in connection with the Prospectus, including any supplements and amendments thereto. This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement. This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement updates or supersedes the information contained in the Prospectus, including any supplements and amendments thereto.

See “Risk Factors” beginning on page 5 of the Prospectus to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 24, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ____________

Commission File No. 000-53285

IVEDA SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	20-2222203
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1744 S Val Vista, Suite 213
Mesa, Arizona	85204
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (480) 307-8700

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $0.00001 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act): Yes ☐ No ☒

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.00001 par value per share	IVDA	The Nasdaq Stock Market LLC
Common Stock Purchase Warrants	IVDAW	The Nasdaq Stock Market LLC

Class	Outstanding as of October 31, 2025
Common Stock, $0.00001 par value per share	5,874,741

2

PART 1 – FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS.

IVEDA SOLUTIONS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2025	December 31, 2024
	(UNAUDITED)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$3,298,474	$2,629,287
Restricted Cash	32,802	29,013
Accounts Receivable, Net	1,324,086	1,277,635
Deferred Cost of Goods	237,749	507,308
Inventory, Net	247,516	148,120
Other Current Assets	340,592	435,052
Total Current Assets	5,481,219	5,026,415

Property and Equipment, Net	53,201	68,677
Right of Use Asset, Net	159,263
Other Assets	84,696	84,424

Total Assets	$5,778,379	$5,179,516

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts and Other Payables	$1,240,902	$1,748,857
Short Term Debt	164,134	427,025
Current Portion of Long-Term Debt	131,307	122,007
Current Portion of Lease Liability	40,390
Total Current Liabilities	1,576,733	2,297,889

Long Term Debt	306,382	376,188
Long Term Lease Liability, Net of Current Portion	127,022	-
Total Liabilities	2,010,137	2,674,077

STOCKHOLDERS’ EQUITY
Preferred Stock, $0.00001 par value; 12,500,000 shares authorized, no preferred shares issued and outstanding as of September 30, 2025 and December 31, 2024, respectively	-	-
Common Stock, $0.00001 par value; 300,000,000 shares authorized; 4,457,444 and 2,808,071 shares issued and outstanding as of September 30, 2025 and December 31, 2024, respectively	45	28
Additional Paid-In Capital	58,736,166	55,962,337
Accumulated Other Comprehensive Loss	(212,027)	(280,209)
Accumulated Deficit	(54,755,942)	(53,176,717)
Total Stockholders’ Equity	3,768,242	2,505,439

Total Liabilities and Stockholders’ Equity	$5,778,379	$5,179,516

See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

3

IVEDA SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Three Months ended September 30, 2025	For the Three Months ended September 30, 2024	For the Nine Months ended September 30, 2025	For the Nine Months ended September 30, 2024

REVENUE
Equipment Sales (including sales to Iveda Philippines of $0 and $188,445 for the three and nine months ended September 30, 2025, respectively.	$1,522,776	$2,336,590	$4,380,506	$4,008,978
Service Revenue	129,011	61,572	273,764	270,005

TOTAL REVENUE	1,651,787	2,398,162	4,654,270	4,278,983

COST OF REVENUE	1,134,510	1,987,680	3,404,012	3,185,443

GROSS PROFIT	517,277	410,482	1,250,258	1,093,540

OPERATING EXPENSES
General & Administrative	705,830	980,165	2,722,229	3,303,397
Research & Development	25,750	39,250	110,250	339,350
Total Operating Expenses	731,580	1,019,415	2,832,479	3,642,747

LOSS FROM OPERATIONS	(214,303)	(608,932)	(1,582,221)	(2,549,207)

OTHER INCOME (EXPENSE)
Miscellaneous Income (Expense)	(22)	8,369	32,125	34,157
Interest Income	5,260	24,905	30,801	92,919
Interest Expense	(11,574)	(5,846)	(29,487)	(15,355)
Total Other Income (Expense), Net	(6,336)	27,428	33,439	111,721

LOSS BEFORE INCOME TAXES	$(220,639)	$(581,504)	$(1,548,782)	$(2,437,486)

PROVISION FOR INCOME TAXES	(665)	131	(30,443)	(32,464)

NET LOSS	$(221,304)	$(581,373)	$(1,579,225)	$(2,469,950)

BASIC AND DILUTED LOSS PER SHARE	$(0.07)	$(0.27)	$(0.54)	$(1.20)

WEIGHTED AVERAGE SHARES	3,045,753	2,115,307	2,897,887	2,055,649

See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

4

IVEDA SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

	For the Three Months ended September 30, 2025	For the Three Months ended September 30, 2024	For the Nine months ended September 30, 2025	For the Nine months ended September 30, 2024

Net Loss	$(221,304)	$(581,373)	$(1,579,225)	$(2,469,950)
Other Comprehensive Loss
Change in Equity Adjustment from Foreign Currency Translation, Net of Tax	(41,262)	28,953	68,182	(26,655)

Comprehensive Loss	$(262,566)	$(552,420)	$(1,511,043)	$(2,496,605)

See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

5

IVEDA SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(UNAUDITED)

					Accumulated
		Common	Additional		Other	Total
	Common	Stock	Paid-in-	Accumulated	Comprehensive	Stockholders’
	Stock	Amount	Capital	Deficit	(Loss)	Equity

BALANCE AT December 31, 2023	2,021,236	$20	$54,065,775	$(49,195,897)	$(221,418)	$4,648,480

Cost of Financing	-	-	(3,690)	-	-	(3,690)

Net Loss	-	-	-	(1,289,596)	-	(1,289,596)
Comprehensive Loss	-	-	-	-	(34,591)	(34,591)
BALANCE AT March 31, 2024	2,021,236	$20	$54,062,085	$(50,485,493)	$(256,009)	$3,320,603

Common Stock for Services	12,500	-	90,000	-	-	90,000
Stock Compensation Expense	-	-	25,600	-	-	25,600
Net Loss	-	-	-	(598,981)		(598,981)
Comprehensive Loss	-	-	-	-	(21,018)	(21,018)
BALANCE AT June 30, 2024	2,033,736	$20	$54,062,085	$(51,084,474)	$(277,027)	$2,816,204

Common Stock Issued in September 2024 offering	225,000	2	773,998			774,000
Pre-Funded Warrrants – 450,000			1,372,800			1,372,800
Cost of Financing	12,500	-	(312,340)	-	-	(312,500)
Reverse Split Fractional shares	149,335	2	(2)	-	-	-
Net Loss	-	-	-	(581,373)		(581,373)
Comprehensive Loss	-	-	-	-	28,701	28,701
BALANCE AT September 30, 2024	2,408,071	$24	$56,012,143	$(51,665,848)	$(248,072)	$4,098,246

BALANCE AT December 31, 2024	2,808,071	$28	$55,962,337	$(53,176,717)	$(280,209)	$2,505,439

Net Loss	-	-	-	(793,672)	-	(793,672)
Comprehensive Loss	-	-	-	-	(10,880)	(10,880)
BALANCE AT March 31, 2025	2,808,071	$28	$55,962,337	$(53,970,389)	$(291,089)	$1,700,887

Sale of Common Stock	98,655	1	223,594			223,595
Net Loss				(564,249)		(564,249)
Comprehensive Loss					120,324	120,324
BALANCE AT June 30, 2025	2,906,726	$29	$56,185,931	$(54,534,638)	$(170,765)	$1,480,557

Sale of Common Stock	1,500,718	15	2,482,735			2,482,750
Stock for Services	50,000	1	67,500			67,500
Net Loss				(221,304)		(221,304)
Comprehensive Loss					(41,262)	(41,262)
BALANCE AT September 30, 2025	4,457,444	$45	$58,736,166	$(54,755,942)	$(212,027)	$3,768,242

See accompanying Notes to Unaudited Condensed Consolidated Financial Statements

6

IVEDA SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

	September 30, 2025	September 30, 2024
		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(1,579,225)	$(2,469,950)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities
Depreciation and Amortization	16,062	23,806
Stock Compensation Expense		25,600
Common Stock for Services	67,500	90,000
Changes in operating assets and liabilities
Accounts Receivable	(46,451)	(1,872,233)
Inventory	(99,396)	(971,616)
Deferred Cost of Goods	269,559	-
Right of Use Asset	23,405	-
Other Current Assets	96,950	(113,064)
Other Assets	(272)	208,762
Increase (Decrease) in Accounts and Other Payables	(507,956)	1,548,762
Lease Liability	(15,256)	-
Net Cash Used in Operating Activities	(1,775,080)	(3,529,933)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Property and Equipment	-	(2,615)
Net Cash Used in Investing Activities	-	(2,615)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on Short-Term Debt, net	(335,520)	(53,135)
Proceeds from Short-Term Debt	72,629
Proceeds from (Payments on) Long-Term Debt	(60,506)	541,449
Common Stock Issued, Net of Cost of Financing	2,706,346	1,830,770

Net Cash Provided by Financing Activities	2,382,949	2,319,084

EFFECT OF EXCHANGE RATE CHANGES ON CASH	65,107	(25,607)

NET DECREASE IN CASH, RESTRICTED CASH AND CASH EQUIVALENTS	672,976	(1,239,071)

Cash, Restricted Cash and Cash Equivalents- Beginning of Period	2,658,300	4,868,282

CASH, RESTRICTED CASH AND CASH EQUIVALENTS - END OF PERIOD	$3,331,276	$3,629,211

See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

7

IVEDA SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

	September 30, 2025	September 30, 2024

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest Paid	$14,732	$15,355
Income Tax Paid	$12,434	$36,942

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Present Value of Right of Use Asset and Lease Obligations on New Lease	$182,668	$-

See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

8

IVEDA SOLUTIONS, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDING SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Iveda Solutions, Inc. (“Iveda”, or the “Company”) was incorporated in Nevada as Charmed Homes, Inc. in June 2006. On October 15, 2009, IntelaSight, d/b/a Iveda, a Washington corporation, became a wholly owned subsidiary of the Company. In December 2010, IntelaSight merged with and into the Company and the Company became the surviving company. Iveda offered the first cloud hosting of streaming and recorded video from security cameras for its customers and real-time remote surveillance service utilizing intervention specialists to watch our customers’ cameras in real time, 24/7. Iveda offers smart city technologies globally, offering advanced AI-driven video surveillance solutions and a robust suite of Internet of Things (IoT) platforms that power digital transformation for cities and commercial clients worldwide.

Effective April 30, 2011, we completed our acquisition of Sole Vision Technologies (fka MEGAsys and dba Iveda Taiwan), a company based in Taiwan. We consolidate our financial statements with the financial statements of Iveda Taiwan. All intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The unaudited condensed financial statements of the Company for the three and nine months ended September 30, 2025 and 2024 have been prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”) for interim financial information and pursuant to the requirements for reporting on Form 10-Q and Regulation S-K for scaled disclosures for smaller reporting companies. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. However, such information reflects all adjustments (consisting solely of normal recurring adjustments), which are, in the opinion of management, necessary for the fair presentation of the Company’s financial position and results of operations. Results shown for interim periods are not necessarily indicative of the results to be obtained for a full fiscal year. The balance sheet information as of December 31, 2024 was derived from the audited financial statements included in the Company’s financial statements as of and for the years ended December 31, 2024 and 2023 contained in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission. These financial statements should be read in conjunction with that report.

Going Concern

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates the continuation of the Company as a going concern. The Company experienced net losses and negative operating cash flows during the nine months ended September 30, 2025, and had an accumulated deficit as of that date. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

At September 30, 2025, the Company had cash on hand in the amount of $3,298,474. Subsequent to September 30, 2025 we raised an additional $2,224,048 net proceeds from the sale of our common shares (See Note 11). Although we believe we now have a strong cash position after the subsequent raise and have experienced an overall improvement in our operations that will result in improved cash flow, Management cannot be certain that its current liquidity will support operations and other future business opportunities from a date of twelve months from the issuance of this financial statement. As a result, management has concluded that there is substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the company cannot continue as a going concern. The Company’s independent registered public accounting firm, in its report on the Company’s consolidated financial statements for the year ended December 31, 2024, has also expressed substantial doubt about the Company’s ability to continue as a going concern.

The continuation of the Company as a going concern is dependent upon its ability to obtain necessary debt or equity financing to continue operations until it begins generating positive cash flow. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations in the case of debt financing, or cause substantial dilution for our stockholders, in case of equity financing.

Basis of Accounting

Our consolidated financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates. On an ongoing basis, we evaluate our estimates, including those related to accounts receivable, deferred cost of revenue, share-based compensation, deferred income taxes, provisions for losses, and inventory reserve, among other items.

Revenue and Expense Recognition

The Company applies the provisions of Accounting Standards Codification (ASC) 606-10, Revenue from Contracts with Customers, and all related appropriate guidance. The Company recognizes revenue under the core principle to depict the transfer of control to its customers in an amount reflecting the consideration to which it expects to be entitled. In order to achieve that core principle, the Company applies the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

The Company considers customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with the customer. In situations where sales are to a distributor, the Company has concluded its contracts are with the distributor as the Company holds a contract bearing enforceable rights and obligations only with the distributor. As part of its consideration for the contract, the Company evaluates certain factors including the customers’ ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which is distinct, to be the identified performance obligations. In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which it expects to be entitled. As the Company’s standard payment terms are less than one year, it has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. The Company allocates the transaction price to each distinct product based on its relative standalone selling price. The product price as specified on the purchase order is considered the standalone selling price as it is an observable input which depicts the price as if sold to a similar customer in similar circumstances. Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligations is satisfied), which typically occurs at shipment unless installation is required as with certain of our Taiwan sales – see below. Further in determining whether control has been transferred, the Company considers if there is a present right to payment and legal title, along with risks and rewards of ownership having transferred to the customer. Customers do not have a right to return the product other than for warranty reasons for which they would only receive repair services or replacement product. The Company has also elected the practical expedient under ASC 340-40-25-4 to expense commissions for product sales when incurred as the amortization period of the commission asset the Company would have otherwise recognized is less than one year.

9

The Company sells its products and services primarily to municipalities and commercial customers in the following manner:

●	The majority of Iveda Taiwan sales are project sales to Taiwan customers and are made direct to the end customer (typically a municipality or a commercial customer) through its sales force, which is composed of its employees. Revenue is recorded when the equipment is shipped to the end customer unless the contract requires the inventory to be installed before it can be billed and charged for service when installation or maintenance work is performed. If inventory is shipped to the customer before it is installed the inventory is reclassified to Deferred Cost of Goods.

Revenue for product and software sales without installation is recorded when the product and/or software has been shipped to the customer. Revenue from fixed-price equipment installation contracts, if any, is recognized as the contracts allow for invoicing at various milestones.

General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Changes in estimated job profitability resulting from job performance, job conditions, contract penalty provisions, claims, change orders, and settlements are accounted for as changes in estimates in the current period. Profit incentives are included in revenue when their realization is deemed earned by the contract.

●	Iveda US hardware sales are to domestic and international customers and are made through independent distributors or integrators who purchase products from the Company at a wholesale price and sell to the end user (typically municipalities or a commercial customer) at a retail price. The distributor retains the margin as its compensation for its role in the transaction. The distributor or integrator generally maintains product inventory or product is drop shipped from the manufacturer, customer receivables and all related risks and rewards of ownership. Accordingly, upon application of steps one through five above, revenue is recorded when the product is shipped to the distributor or as directed by the distributor consistent with the terms of the distribution agreement.

●	Iveda US also sells software that include licensing fees that are paid either monthly or yearly. The revenues are recorded monthly, if the license is paid yearly the revenue will be recorded as deferred revenue and amortized on a straight-line basis over the respective time period.

●	Iveda US also sells hardware and software warranty and maintenance for an annual fee that are paid yearly. The revenues are recorded annually, if the revenue is a material amount it will be recorded as deferred revenue and amortized on a straight-line basis over the respective time period.

The following table presents our net sales by revenue source for the period presented:

	For the three months ended September 30, 2025	For three months ended September 30, 2024		For the nine months ended September 30, 2025	For the nine months ended September 30, 2024

Net Sales Source
Commercial Enterprises	$1,221,455		$2,047,176	$2,816,922	$3,569,464
Distributors	$14,826		$311,518	$413,288	$578,688
Municipalities	$51,749		$39,468	$115,143	$123,957
Taiwan Government	$363,757	$		$1,308,917	$6,874

	$1,651,787		$2,398,162	$4,654,270	$4,278,983

The Company sells and installs video surveillance systems comprised of various components of hardware and software.

Concentrations

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable.

Substantially all cash is deposited in three financial institutions, two in the United States and one in Taiwan. At times, amounts on deposit in the United States may be in excess of the FDIC insurance limit. Deposits in Taiwan financial institutions are insured by CDIC (Central Deposit Insurance Corporation) with maximum coverage of 3 million New Taiwan Dollar (NTD). At times, amounts on deposit in Taiwan may be in excess of the CDIC Insurance limit.

10

Revenue from four customers out of approximately 74 total customers represented approximately 66% of total revenue for the nine months ended September 30, 2025. These specific customers were 1) National Chung Shan Institute of Science and Technology with 28%, 2) Taiwan Stock Exchange with 15%, SECURITY INTEGRATION & CONSULTANT TECHNOLOGY CO., LTD. with 13% and Chunghwa Telecom with 10% (all Taiwan companies). Revenue from five customers out of 72 total customers represented approximately 76% of total revenue for the nine months ended September 30, 2024. These specific customers were 1) Security Integration & Consultant Technology CO., LTD. (Taiwan company) with 19%, 2) Chicony Power Technology Co., Ltd. (Taiwan company) with 16%, 3) HWACOM Systems Inc. (Taiwan company) with 15%, 4) Claro Enterprise Solutions with 14% (US Company) and 5) Chunghwa Telecom (Taiwan company) with 13%.

No other customers represented greater than 10% of total revenues the nine months ended September 30, 2025 and 2024.

74% of the total accounts receivable at September 30, 2025 was from three customers out of a total of 42 customer accounts receivable accounts. These specific customers were SECURITY INTEGRATION & CONSULTANT TECHNOLOGY CO., LTD. (33%), Chunghwa Telecom (16%) and National Chung Shan Institute of Science and Technology (25%) (all Taiwan companies). Our accounts receivables are unsecured, and we are at risk to the extent such amounts become uncollectible. Although we perform periodic evaluations of our customers’ credit and financial condition, we do not require collateral in exchange for our products and services provided on credit. These customers are longtime customers, and we don’t expect any problem with the collectability of these accounts receivable.

Loss per share

Basic earnings per share (“EPS”) is computed by dividing reported earnings available to stockholders by the weighted average shares outstanding. We had net losses for the nine months ended September 30, 2025 and 2024 and the effect of including dilutive securities in the earnings per common share would have been anti-dilutive for the purpose of calculating EPS. Accordingly, all options, warrants, and shares potentially convertible into common shares were excluded from the calculation of diluted earnings per share for the periods ended September 30, 2025 and 2024.

For the nine months ended September 30, 2025 and 2024, the calculations of basic and diluted loss per share are the same because potential dilutive securities would have had an anti-dilutive effect. The potentially dilutive securities consisted of the following:

	September 30, 2025	September 30, 2024
Warrants	1,863,069	1,882,076
Options	221,756	146,202
Total	2,084,825	2,028,278

Cash and Cash Equivalents

For purposes of the statement of cash flows, we consider all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company’s consolidated financial statements include the results of operations and financial position of its subsidiary located in Taiwan. The subsidiary’s functional currency is the Taiwan New Dollar (TWD). For consolidation purposes, the subsidiary’s financial statements are translated into US Dollars (USD) using the following methods: Assets and liabilities are translated using the exchange rate at the balance sheet date. Income statement items are translated using the average exchange rate for the period. Exchange rate fluctuations between TWD and USD result in gains or losses that are included in Other Comprehensive Income (Loss) until they are realized. The Company had $749,619 and $1,025,675 of its cash and cash equivalents in Taiwan New Dollars at September 30, 2025 and December 31, 2024, respectively.

Accounts Receivable

We provide an allowance for doubtful collections, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. For our U.S.-based segment, receivables past due more than 120 days, if any, are considered delinquent. For our Taiwan-based segment, receivables over one year, if any, are considered delinquent. Delinquent receivables are written off based on individual credit valuation and specific circumstances of the customer. As of September 30, 2025 and December 31, 2024, no allowance for uncollectible accounts was deemed necessary.

Deferred Cost of Goods

In Taiwan we ship product to be held at the customer locations in advance of installment per the contract with the customer. We reclassify inventory that we have purchased and delivered to the customer location to Deferred Cost of Goods until this product is installed and can be invoiced to the customer.

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Inventories

Inventory is stated at the lower of cost or net realizable value, with cost determined on a first-in, first-out (“FIFO”) basis. We review our inventories for excess or obsolete products or components based on an analysis of historical usage and an evaluation of estimated future demand, market conditions, and alternative uses for possible excess or obsolete parts. There was no allowance for slow-moving and obsolete inventory necessary as of September 30, 2025 and December 31, 2024, respectively.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over estimated useful lives of three to seven years. Expenditures for routine maintenance and repairs are charged to expense as incurred. Depreciation expense for the nine months ended September 30, 2025 and 2024 was $16,062 and $15,806, respectively.

We have a relatively minimal amount of property and equipment, consisting primarily of office equipment. We review the recoverability of the carrying value of long-lived assets using the methodology prescribed in ASC 360 “Property, Plant and Equipment.” We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future net operating cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying value of the assets exceeds their fair value. Management determined that there was no indicator of impairment as of September 30, 2025 and December 31, 2024.

Equity Method Investment

The Company accounts for investments in entities in which the Company has significant influence over the entity’s financial and operating policies, but does not control, using the equity method of accounting. The equity method investments are initially recorded at cost, and subsequently increased for capital contributions and allocations of net income, and decreased for capital distributions and allocations of net loss. Equity in net income (loss) from the equity method investment is allocated based on the Company’s economic interest. Equity method investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If it is determined that a loss in value of the equity method investment is other than temporary, an impairment loss is measured based on the excess of the carrying amount of an investment over its estimated fair value. Impairment analyses are based on current plans, intended holding periods, and available information at the time the analysis is prepared. During 2023 the Company made a $180,000 investment for a 40% interest in Iveda Phils Joint Venture (located in the Philippines). Based on Management’s assessment, the value of its equity method investment was impaired as of December 31, 2023, and as such, recorded an impairment charge of $180,000. As of December 31, 2023 and 2024, the remaining value of its investments was $0. During the three months and nine months ended September 30, 2025 we had revenues to Iveda Phils JV of $155,750 and 188,445 for the three and nine months ended September 30, 2025, respectively..

Income Taxes

We are subject U.S. federal income and state income taxes, as well as Taiwan income taxes. During the three and nine months ended September 30, 2025 we incurred income tax expense of $665 and $30,443, respectively related to our Taiwan operations.

Deferred income taxes are recognized in the consolidated financial statements for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates. Temporary differences arise from sales cut-off, depreciation, deferred rent expense, and net operating losses. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that represents our best estimate of such deferred tax assets that, more likely than not, will be realized. Income tax expense is the tax payable for the year and the change during the year in deferred tax assets and liabilities.

Our U.S. income tax returns are subject to review and examination by federal, state, and local authorities. Our U.S. tax returns for the years 2020 to 2023 are open to examination by federal, local, and state authorities.

Our Taiwan tax returns are subject to review and examination by the Taiwan Ministry of Finance. Our Taiwan tax return for the years 2020 to 2023 are open to examination by the Taiwan Ministry of Finance.

Restricted Cash

Restricted cash represents time deposits on account to secure short-term bank loans in our Taiwan-based segment.

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Stock-Based Compensation

The Company periodically issues stock, stock options and restricted stock awards to employees and non-employees in non-capital raising transactions for services and for financing costs. The Company accounts for such grants issued and vesting based on ASC 718, Compensation-Stock Compensation whereby the value of the award is measured on the date of grant and recognized for employees as compensation expense on the straight-line basis over the vesting period. Recognition of compensation expense for non-employees is in the same period and manner as if the Company had paid cash for the services. The fair value of the Company’s stock options is estimated using the Black-Scholes-Merton Option Pricing model, which uses certain assumptions related to risk-free interest rates, expected volatility, expected life of the stock options or restricted stock, and future dividends. Compensation expense is recorded based upon the value derived from the Black-Scholes-Merton Option Pricing model and based on actual experience. The assumptions used in the Black-Scholes-Merton Option Pricing model could materially affect compensation expense recorded in future periods.

Fair Value of Financial Instruments

The Company uses various inputs in determining the fair value of its financial assets and liabilities and measures these assets on a recurring basis. Financial assets recorded at fair value are categorized by the level of subjectivity associated with the inputs used to measure their fair value. Accounting Standards Codification Section 820 defines the following levels of subjectivity associated with the inputs:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.

Level 3—Unobservable inputs in which there is little or no market data for the asset or liability which requires the Company to develop its own assumptions.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to us as of September 30, 2025 and December 31, 2024. The respective carrying values of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash, accounts receivable, accounts payable, accrued expenses, and amounts due to related parties. Fair values were assumed to approximate carrying values for these financial instruments because they are short-term in nature and their carrying amounts approximate their fair values or because they are receivable or payable on demand. The carrying values of financing obligations approximate their fair values because interest rates on these obligations are based on prevailing market interest rates.

New Accounting Standards

In November 2024, FASB issued ASU 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses. The guidance in ASU 2024-03 requires public business entities to disclose in the notes to the financial statements, among other things, specific information about certain costs and expenses including purchases of inventory; employee compensation; and depreciation and amortization expense for each caption on the income statement where such expenses are included. The update is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted, and the amendments may be applied prospectively to reporting periods after the effective date or retrospectively to all periods presented in the financial statements. We are currently evaluating the provisions of this guidance and assessing the potential impact on our financial statement disclosures.

Other recent accounting pronouncements and guidance issued by the FASB, its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

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NOTE 2 Accounts and Other Payables

	September 30, 2025	December 31, 2024

Accounts Payable	$920,774	$730,297
Accrued Expenses	312,166	981,769
Customer Deposits	7,962	36,791
Accounts and Other Payables	$1,240,902	$1,748,857

NOTE 3 SHORT-TERM AND LONG-TERM DEBT

The short-term debt balances were as follows:

	September 30, 2025	December 31, 2024

Loan from Shanghai Commercial Bank at 3.1%-3.2% interest rate per annum. Fully paid off in 2025. (1)	$-	$183,011
Loan from HuaNam Bank at 3.45% interest rate per annum. Due in July 2026.	164,134	91,505
Loan from ChangHwa Bank at 3% -3.3% interest rate per annum. Fully paid off in 2025.	-	152,509
Balance at end of period	$164,134	$427,025

As of September 30, 2025 and December 31, 2024, there was $32,802 and $29,013, respectively, of restricted cash pledged as security for the Shanghai Commercial Bank short term loan.

The Long-term debt balances were as follows:

Loans from Shanghai Commercial Bank with interest rates 2.1% per annum due January 2029 (1)	$437,689	$498,195
Current Portion of Long-term debt	(131,307)	(122,007)
Balance at end of period	$306,382	$376,188

(1)	On January 24, 2024, the Company received a facility notice from Shanghai Commercial Bank, granting a revolving loan facility totaling up to TWD 10,000,000 (approximately $300,000 USD) and term loan facility amounting of TWD 20,000,000 (approximately ($600,000 USD). The term for the revolving loan is 1 year (and was fully paid off as of September 30, 2025) and for the term loan is 5 years. The 5 year term loan requires monthly payments including interest and principal, and the revolving loan requires a full principal repayment at the maturity date. The short-term Shanghai Commercial Bank loan is 75% securitized by the government guarantee fund called SME credit guarantee fund and 10% by saving deposit security. The guarantors of this loan are Mr. Siu and Mr. Cheung, who are both part of Iveda Taiwan’s management team.

NOTE 4 PREFERRED STOCK

We are currently authorized to issue up to 12,500,000 shares of preferred stock, par value $0.00001 per share, 1,250,000 shares of which are designated as Series A Preferred Stock and 500 shares of which are designated as Series B Preferred Stock. Our Articles of Incorporation authorize the issuance of shares of preferred stock with designations, rights, and preferences determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the stockholders of our common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying, or preventing a change in control of our company.

NOTE 5 COMMON STOCK

We are authorized to issue up to 300,000,000 shares of common stock, par value $0.00001 per share. We effectuated a reverse stock split on September 17, 2024 of 1 for 8 shares of common stock. All share values within this report have been retroactively adjusted to the post reverse split values. All outstanding shares of our common stock are of the same class and have equal rights and attributes. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of our company. Our common stock does not have cumulative voting rights. Persons who hold a majority of the outstanding shares of our common stock entitled to vote on the election of directors can elect all of the directors who are eligible for election. Holders of our common stock are entitled to share equally in dividends, if any, as may be declared from time to time by our Board of Directors. In the event of liquidation, dissolution, or winding up of our company, subject to the preferential liquidation rights of any series of preferred stock that we may from time to time designate, the holders of our common stock are entitled to share ratably in all of our assets remaining after payment of all liabilities and preferential liquidation rights. Holders of our common stock have no conversion, exchange, sinking fund, redemption, or appraisal rights (other than such as may be determined by the Board of Directors in its sole discretion) and have no preemptive rights to subscribe for any of our securities.

On September 4, 2024, We and a certain institutional investor (the “Investor”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) pursuant to which the Company agreed to sell and issue to the Investor in a registered direct offering (the “Offering”): (i) 225,000 shares of common stock, par value $0.00001 per share (the “Common Stock”), at an offering price of $3.44 per share, and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 400,000 shares of Common Stock, at an offering price of $3.43 per Pre-Funded Warrant, to the investor whose purchase of Common Stock in this offering would otherwise result in the investor, together with its affiliates and certain related parties, beneficially own more than 4.99% (or at the election of the investor, 9.99%) of the Company’s outstanding common stock immediately following the consummation of this Offering. Each of the Pre-Funded Warrants were exercisable for one share of Common Stock. The Pre-Funded Warrants had an exercise price of $0.008 per share, were immediately exercisable, and all of the Pre-Funded Warrants were exercised in 2024. The Offering was made pursuant to an effective shelf registration statement on Form S-3 (File No. 333-276676) that was filed with the Securities and Exchange Commission (the “SEC”) on January 24, 2024 and declared effective by the SEC on February 7, 2024.

During 2025 we filed a Prospectus Supplement to the Prospectus dated January 24, 2024 to issue up to $5,082,431, from time to time through or to our sales agent, H.C. Wainwright & Co. (the “Agent”). These sales,were made pursuant to the terms of an At Market Issuance Sales Agreement, or the Sales Agreement, between us and the Agent (the “Sales Agreement”). As of September 30, 2025 we had completed the sale of 1,599,383 shares of common stock with net proceeds of $2,706,346. See Note 11 Subsequent Events for October 2025 disclosure of additional sales.

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NOTE 6 STOCK OPTION PLANS

Stock Options

On January 18, 2010, we adopted the 2010 Stock Option Plan (the “2010 Option Plan”), which allows the Board to grant options to purchase up to 15,625 shares of common stock to directors, officers, key employees, and service providers of our company. In 2011, the 2010 Option Plan was amended to increase the number of shares issuable under the 2010 Option Plan to 375,000 shares. In 2012, 2010 Option Plan was again amended to increase the number of shares issuable under the 2010 Option Plan to 203,125 shares. The shares issuable pursuant to the 2010 Option Plan are registered with the SEC under Forms S-8 filed on February 4, 2010 (No. 333- 164691), June 24, 2011 (No. 333-175143), and December 4, 2013 (No. 333-192655). The 2010 Option Plan expired on January 18, 2020. As of September 30, 2025 there were 21,422 options outstanding under the 2010 Option Plan and as of December 31, 2024 there were 23,659 options outstanding under the 2010 Option Plan.

On December 15, 2020, we adopted the Iveda Solutions, Inc. 2020 Plan (the “2020 Plan”). The 2020 Plan had a maximum of 156,250 shares authorized with similar terms and conditions to the 2010 Option Plan. The shares issuable pursuant to the 2020 Option Plan are registered with the SEC under Forms S-8 filed on October 7, 2022 (No. 333- 267792). In 2024, the 2020 Option Plan was amended to increase the number of shares issuable under the 2020 Option Plan to 656,250 shares.

As of September 30, 2025 and December 31, 2024, there were 221,756 and 217,056 options outstanding, respectively, under all the option plans.

Stock options may be granted as either incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or as options not qualified under Section 422 of the Code. All options are issued with an exercise price at or above the fair market value of the common stock on the date of the grant as determined by our Board of Directors. Incentive stock option plan awards of restricted stock are intended to qualify as deductible performance-based compensation under Section 162(m) of the Code. Incentive Stock Option awards of unrestricted stock are not designed to be deductible to us under Section 162(m). Under the plans, stock options will terminate on the tenth anniversary date of the grant or earlier if provided in the grant.

We have also granted non-qualified stock options to employees and contractors. All non-qualified options are generally issued with an exercise price no less than the fair value of the common stock on the date of the grant as determined by our Board of Directors. Options may be exercised up to ten years following the date of the grant, with vesting schedules determined by us upon grant. Vesting schedules vary by grant, with some fully vesting immediately upon grant to others that ratably vest over a period of time up to four years. Standard vested options may be exercised up to three months following date of termination of the relationship unless alternate terms are specified at grant. The fair values of options are determined using the Black-Scholes option-pricing model. The estimated fair value of options is recognized as expense on the straight-line basis over the options’ vesting periods.

Stock option transactions during nine months ended September 30, 2025 were as follows:

	September 30, 2025
	Shares	Weighted- Average Exercise Price

Outstanding at Beginning of Period	217,056	18.56
Granted	10,000	2.15
Exercised	-	-
Forfeited or Cancelled	(5,300)	22.40
Outstanding at End of Period	221,756	17.72
Options Exercisable at Period-End	213,006	$18.37

During the nine months ended September 30, 2025 the Company granted options to acquire 10,000 shares of our common stock with a fair value of $16,573 or based on a Black-Scholes valuation model. During the nine month periods ended September 30, 2025 and 2024 the Company recognized $0 and $25,600 of compensation cost relating to the vesting of options.

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Information with respect to stock options outstanding and exercisable at September 30, 2025 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at September 30, 2025	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at September 30, 2025	Weighted- Average Exercise Price
$1.43-142.08	221,756	7.3	$17.72	212,225	$18.37

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for options granted.

2025
Expected Life	6.25 yrs
Expected Volatility	90%
Risk-Free Interest Rate	4.00%

NOTE 7 WARRANTS

Warrants

Warrant transactions during the nine months ended September 30, 2025 were as follows:

	For the nine months ended September 30, 2025
	Shares	Weighted-Average Exercise Price

Outstanding at Beginning of Period	1,882,076	$9.42
Granted	-	-
Exercised	-	-
Forfeited or Cancelled	(19,007)	37.79
Outstanding at End of Period	1,863,069	9.13
Warrant Exercisable at Period-End	1,863,069	9.13
Weighted-Average Fair Value of Warrants Granted During the Period	$-

Information with respect to warrants outstanding and exercisable at September 30, 2025 is as follows:

	Warrants Outstanding			Warrants Exercisable
Range of Exercise Prices	Number Outstanding at September 30, 2025	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at September 30, 2025	Weighted- Average Exercise Price
$3.44 -$34.00	1,863,069	2.3	$9.13	1,863,069	$9.13

The fair value of each warrant granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for options granted.

As of September 30, 2025 there were 1,863,069 outstanding. For the nine months ended September 30, 2025 there were no warrants granted and 19,007 warrants cancelled.

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NOTE 8 LEASES

The Company accounts for its leases in accordance with the guidance of ASC 842, Leases. The Company determines whether a contract is, or contains, a lease at inception. Right-of-use assets represent the Company’s right to use an underlying asset during the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at lease commencement based upon the estimated present value of unpaid lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at lease commencement in determining the present value of unpaid lease payments.

In 2025, the Company entered into a long-term non-cancellable lease agreement for its facility that requires aggregate average monthly payments of $4,540 beginning March 2025 through February 2029. On the date of the lease, the Company determined that the value of the new right of use asset and lease liability was $182,668, respectively, using a discount rate of 8%. During the period ended September 30, 2025, the Company reflected amortization of the right of use assets of $23,405 related to the lease, resulting in a net asset balance of $159,263 as of September 30, 2025. During the period ended September 30, 2025, the Company made combined aggregate payments of $33,050 related to these leases, of which $15,267 was reflected as a reduction in the lease liabilities. As of September 30, 2025 the lease liability amounted to $167,413.

NOTE 9 COMMITMENTS AND CONTINGENCIES

The Company may be involved in certain legal proceedings that arise from time to time in the ordinary course of our business. Except for income tax contingencies, we record accruals for contingencies to the extent that our management concludes that the occurrence is probable and that the related amounts of loss can be reasonably estimated. Management believes the accompanying financial statements include all provisions, of any, for any potential losses. Legal expenses associated with the contingency are expensed as incurred.

On September 13, 2024 Aegis Capital Corp. commenced an action against the Company alleging that it had breached the provisions of a Placement Agency Agreement (PPA) dated June 24, 2024 and that the Company was required to pay the plaintiff placement agent fees as a result of the Company’s September 4, 2024 direct offering of $2.15 million with H. C. Wainwright. The Company rejects the Plaintiff’s claims that it is due the 7% plus expenses in the PPA and asserts that the PAA had been terminated on August 15, 2024 due to the plaintiff’s non-performance and that the plaintiff is not entitled to any fees in the offering since it raised none of the funds in the offering. The parties have agreed to a mutually agreeable settlement amount to cancel the action which has been provided for in the accompanying September 30, 2025 financial statements.

Pursuant to certain contracts with Chicony Power Technology Co., Ltd., Shihlin Electric & Engineering Corporation, National Chung Shan Institute of Science and Technology and Chung-Hsin Electric and Machinery Manufacturing Corp., Iveda Taiwan is required to provide after-project services. If Iveda Taiwan fails to provide these after-project services in the future, other parties of the related contract would have recourse. The financial exposure to Iveda Taiwan in the event of failure to provide after- project services in the future as of September 30, 2025 is $396,133.

NOTE 10 SEGMENT INFORMATION

The Company operates and manages its business as two reportable and operating segments. The Company’s CODM reviews financial information presented and decides how to allocate resources based on net income (loss). Net income (loss) is used for evaluating financial performance.

Significant segment expenses include salaries and payroll, marketing, public company expenses, audit and accounting, consulting, research and development, travel and entertainment, software subscription and other administrative expenses for the US and salaries and payroll, rent, travel and entertainment, and other administrative expenses. The following table presents the significant segment expenses and other segment items regularly reviewed by our CODM.

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	Consolidated	US	Taiwan	Consolidated	US	Taiwan
	Three Months Ended September 30, 2025			Three Months Ended September 30, 2024

Revenues	$1,651,787	$76,929	$1,574,858	$2,398,162	$313,969	$2,084,193
Cost of Goods Sold	1,134,510	61,086	1,073,424	1,987,680	256,501	1,731,179
Gross Profit	517,277	15,843	501,434	410,482	57,468	353,014
	31%	21%	32%	17%	18%	17%

Operating Expenses
Salaries and Payroll Expenses	350,987	226,529	124,459	351,086	257,834	93,252
Travel and Entertainment	129,963	112,073	17,890	131,745	115,264	16,481
Marketing	84,383	84,383	-	99,187	99,187	-
Public Company expenses	81,432	81,432	-	35,636	35,636	-
Audit and Accounting	27,752	27,752	-	91,724	91,724	-
Research and Development	25,750	25,750		39,250	39,250
Rent	(24,884)	(36,923)	12,039	21,382	11,031	10,351
Other operating expenses	56,197	6,850	49,347	249,404	210,458	38,946
Total Operating Expenses	731,580	527,846	203,734	1,019,415	860,384	159,031
Loss (Income) from Operations	(214,303)	(512,003)	297,700	(608,932)	(802,916)	193,984
Interest Income and Other (Expenses), net	(6,386)	(2,469)	(3,917)	27,428	6,248	21,180
Net loss before Income Tax	(220,689)	(514,472)	293,783	(581,504)	(796,668)	215,164
Income Tax Expense	(615)	-	(615)	131	-	131
Net loss	$(221,304)	$(514,472)	$293,168	$(581,373)	$(796,668)	$215,295

	Consolidated	US	Taiwan	Consolidated	US	Taiwan
	Nine Months Ended September 30, 2025			Nine Months Ended September 30, 2024

Revenues	$4,654,270	$697,032	$3,957,238	$4,278,983	$629,028	$3,649,955
Cost of Goods Sold	3,404,012	522,398	2,881,614	3,185,443	498,593	2,686,850
Gross Profit	1,250,258	174,634	1,075,624	1,093,540	130,435	963,105
	27%	25%	27%	26%	21%	26%

Operating Expenses
Salaries and Payroll Expenses	1,074,466	754,572	319,894	1,017,208	741,839	275,369
Travel and Entertainment	395,170	350,016	45,154	400,266	360,451	39,815
Marketing	253,482	253,482	-	324,629	324,629	-
Public Company expenses	141,722	141,722	-	460,224	460,224	-
Audit and Accounting	303,411	303,411	-	278,718	278,718	-
Research and Development	110,250	110,250	-	339,350	339,350	-
Rent	52,828	17,591	35,237	106,530	74,638	31,892
Other operating expenses	501,151	367,181	133,970	715,824	562,066	153,759
Total Operating Expenses	2,832,480	2,298,225	534,255	3,642,749	3,141,915	500,834
Loss (Income) from Operations	(1,582,222)	(2,123,591)	541,369	(2,549,209)	(3,011,480)	462,271
Interest Income and Other (Expenses), net	44,241	35,183	(1,744)	111,721	81,635	30,086
Net loss before Income Tax	(1,548,782)	(2,088,407)	539,625	(2,437,486)	(2,929,843)	492,357
Income Tax Expense	(30,443)	$(50)	(30,393)	(32,464)	(1,697)	(30,767)
Net loss	$(1,579,225)	$(2,088,457)	$509,232	$(2,469,950)	$(2,931,540)	$461,590

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Furthermore, due to operations in various geographic locations, we are susceptible to changes in national, regional, and local economic conditions, demographic trends, consumer confidence in the economy, and discretionary spending priorities that may have a material adverse effect on our future operations and results.

We are required to collect certain taxes and fees from customers on behalf of government agencies and remit them back to the applicable governmental agencies on a periodic basis. The taxes and fees are legal assessments to the customer, for which we have a legal obligation to act as a collection agent. Because we do not retain the taxes and fees, we do not include such amounts in revenue. We record a liability when the amounts are collected and relieve the liability when payments are made to the applicable governmental agencies.

The Net Revenues for our significant geographic regions are as follows:

	Net Revenues
	For the Nine months ended	For the Nine months ended
	September 30, 2025	September 30, 2024
United States	$697,032	$629,028
Republic of China (Taiwan)	$3,957,238	$3,649,955
Total Consolidated	$4,654,270	$4,278,983

The net assets (liabilities) for our significant geographic regions are as follows:

	Net Assets (Liabilities)
	As of	As of
	September 30, 2025	December 31, 2024
United States	$2,426,986	$1,775,554
Republic of China (Taiwan)	$1,341,256	$729,885
Total Consolidated	$3,768,242	$2,505,439

NOTE 11 SUBSEQUENT EVENTS

The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the financial statements are available to be issued. Any material events that occur between the balance sheet date and the date that the financial statements were available for issuance are disclosed as subsequent events, while the financial statements are adjusted to reflect any conditions that existed at the balance sheet date.

The Company sold 1,373,809 shares of common stock in October 2025 for net proceeds of $2,224,048 via the ATM with H.C. Wainwright effectively closing out the February 27, 2025 S-3 prospectus supplement.

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Item 2.	Financial Information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our unaudited condensed consolidated financial statements and associated notes appearing elsewhere in this Form 10-Q Quarterly Report.

Note Regarding Forward-Looking Information

This Report on Form 10-Q Quarterly Report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical fact contained in this Form 10-Q Quarterly Report, including statements regarding future events, our future financial performance, business strategy, and plans and objectives for future operations, are forward-looking statements. In many cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors, including the risks outlined under “Risk Factors”, “Liquidity and Capital Resources” with respect to our ability to continue to generate cash from operations or new investment, or elsewhere in this Report on Form 10-Q Quarterly Report or discussed in our consolidated financial statements for the year ended December 31, 2024, which may cause our or our industry’s actual results, levels of activity, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time, and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements.

Overview

Iveda offers smart city technologies globally, offering advanced AI-driven video surveillance solutions and a robust suite of Internet of Things (IoT) platforms that power digital transformation for cities and commercial clients worldwide. The smart cities market, as well as the AI and IoT segments, are poised for significant growth in the coming years.

A new report from Verified Market Research projects that the global smart city platforms market size will grow at a CAGR of 9% from 2026 to 2032, increasing from USD 208.8 billion to USD 416.1 billion. Meanwhile, Fortune Business Insights reports that the global IoT market—valued at USD 308.97 billion in 2020—expanded by 23.1% that year, substantially outpacing the average annual growth rate from 2017 to 2019. Looking ahead, IoT is expected to surge from USD 381.30 billion in 2021 to USD 1,854.76 billion in 2028.

Additionally, the International Data Corporation (IDC) projects that global spending on artificial intelligence will double from USD 50.1 billion in 2020 to over USD 110 billion in 2024. These trends underscore the rising demand for connected solutions and highlight the promising future of innovative technologies that enhance the safety and efficiency of urban environments. With its cutting-edge products and global reach, Iveda is uniquely positioned to lead this transformation, providing the advanced solutions that cities need to move forward smartly and securely.

Technology / Products

Iveda offers AI intelligent video search, smart utility, smart sensors, gateways, and trackers, and IoT platforms (Products).

IvedaAI

IvedaAI consists of deep-learning video analytics software running in a computer/server environment that can either be deployed at an edge level or data center for centralized cloud model. We combined hardware and artificial intelligence software for fast and efficient video search for objects stored in an external (NVR) or storage device and live streaming video data from any IP camera.

IvedaAI works with any ONVIF-compliant IP cameras and most popular NVR/VMS (Video Management System) platforms, enabling accurate search across dozens to thousands of cameras in less than 1 second. IvedaAI products are designed to maximize efficiency, save time, and cut cost. Instead of watching hours of video recording after-the-fact, users can set up alerts.

AI Functions

●	Object Search
●	Face Search (No Database Required)
●	Face Recognition (from a Database)
●	License Plate Recognition (100+ Countries), includes make and model
●	Intrusion Detection
●	Weapon Detection
●	Fire Detection
●	People Counting
●	Vehicle Counting
●	Temperature Detection
●	Public Health Analytics (Facemask Detection)
●	QR and Barcode Detection

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Key Features

●	Live Camera View
●	Live Tracking
●	Abnormality Detection – Vehicle/Person wrong direction detection
●	Vehicle/Person Loitering Detection
●	Fall Detection
●	Illegal Parking Detection
●	Heatmap Generation

IvedaAI consists of deep-learning video analytics software running in a computer/server environment that can either be deployed at an edge level or data center for centralized cloud model. We combined hardware and artificial intelligence software for fast and efficient video search for objects stored in an external (NVR) or storage device and live streaming video data from any IP camera.

IvedaAI works with any ONVIF-compliant IP cameras and most popular NVR/VMS (Video Management System) platforms, enabling accurate search across dozens to thousands of cameras in less than 1 second. IvedaAI products are designed to maximize efficiency, save time, and cut cost. Instead of watching hours of video recording after-the-fact, users can set up alerts.

Iveda offers many IoT sensors and devices for various applications, such as energy management, smart home, smart building, smart community and patient/elder care. Our gateway and station serve as the main hub for sensors and devices in any given area. They are equipped with high-level communication protocols such as Zigbee, WiFi, Bluetooth, and USB. They connect to the Internet via Ethernet or cellular data network. We provide IoT platforms that enable centralized device management and push digital services on a massive scale. Our smart devices include water sensor, environment sensor, entry sensor, smart plug, siren, body temperature pad, a care wrist watch and tracking devices.

We also offer smart power technology for office buildings, schools, shopping centers, hotels, hospitals, and smart city projects. Our smart power hardware is equipped with an RS485 communication interface allowing the meters to be connected to various third-party SCADA (supervisory control and data acquisition) software for monitoring and control purposes. This line of product includes smart power, water meter, smart lighting controls systems, and smart payment system.

Iveda’s Cerebro is a software technology platform that integrates a multitude of disparate systems for central access and management of applications, subsystems, and devices throughout an entire environment. It is system agnostic and will support cross-platform interoperability. Cerebro’s roadmap includes a dashboard for all of Iveda’s platforms for central management of all devices. It provides remote access to a Dashboard for a single user interface, providing convenient anywhere, anytime access and analysis of relevant information in a timely manner for managing an entire organization or city. Cerebro links city systems and subsystems inseparably to each other. This integration and unification of all subsystems enable acquisition and analysis of all information on one central entity allowing comprehensive, effective and overall management and protection of a city.

IvedaSPS is our smart power solution, utilizing our Cerebro IoT platform. This completes our digital transformation solution crucial in smart city deployments as well as in large organizations. We offer smart power technology for office buildings, schools, shopping centers, hotels, hospitals, and smart city projects. This product includes smart power, water meter, smart lighting controls systems, and smart payment system.

In the last few years, smart city has been a hot topic among cities across the globe. With little to no human interaction, technology increases efficiency, expedites decision making, and reduces response time. Dwindling public safety budgets and resources have necessitated this transformation. More and more municipalities are using next-generation technologies to improve the safety and security of its citizens. Our response is our complete suite of IoT technologies, including AI intelligent video search technology, smart sensors, tracking devices, video surveillance systems, and smart power.

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Utilus is our smart pole solution, utilizing our Cerebro IoT platform. This completes our digital transformation solution crucial in smart city deployments as well as in large organizations. Iveda leverages infrastructure already available in most modern cities – Light poles with power We equip existing poles with Utilus. Utilus consists of power and Internet, establishing a communication network for access and management of sensors and devices that the city requires to keep its citizens safe and secure and to effectively manage utility consumption. Our smart pole offering is also ideal for:

●	Government or large-scale city deployments
●	Supporting and Improving City Services
●	Reducing Emergency Response Times
●	Crime& Hazard Protection
●	Monitoring and Improving Air Quality
●	Sound Detection
●	Traffic Monitoring and Mobility as a Service
●	Data Analytics and Monetization Opportunities

vumastAR is an AI vision software that uses video taken on IP cameras, AR glasses, Androids, and tablets to analyze and process data in real-time. vumastAR is fully customizable to the user’s needs, with one short video the AI can be trained in as little as two hours. Deployable in multiple industries for uses such as:

●	Quality and Maintenance Exams: vumastAR has the power to assist with critical measuring of carcinogenic chemical compound levels, electrical wiring, and welding inspections.
●	Factory and Line Work: Fast and accurate machine recognition enables itemized counting, inventory audits, and assembly kitting.
●	Pharma: Accurately identify and quantify medication, greatly reducing the manual labor of counting pills while eliminating human error.
●	Supply Chain: Detect defects and anomalies for improved accuracy, increasing the bottom line by actively reducing lost revenue incurred from manual mistakes.
●	Manufacturing: Digitalize meter and gauge reading and monitoring, as well as part number identification, with the ability to turn analog information into digital data
●	Transportation: Enhance safety and security for operations including loading and unloading tanker trucks, protecting both personnel and products/equipment.
●	Retail: Ensure correct item identification and organization, providing increased accuracy for retail checkout and product categorization, ultimately impacting revenue streams.

vumastAR is sold as a license per device with a monthly subscription requirement for cloud access to trained AI models.

IvedaXpress is a system that enables users to use pre-existing IP cameras and apply AI analytics without the need for large servers or a dedicated IT department. Designed to be plug-and-play IvedaXpress provides a hassle free set up process with no maintenance required for hardware. Each IP camera is hosted from a local computer or smartphone for live viewing and playback. Video may be stored on that local computer or stored remotely using free storage from Amazon or Dropbox.

Iveda Smart UVC is a Commercial-grade, AI-driven Ultraviolet Germicidal Irradiation (UVGI). Iveda Smart UVC adds UV lights to standard HVAC vents for quick, easy, and inexpensive deployment to homes and commercial buildings. Leveraging the existing air circulation system, Iveda Smart UVC vents disinfect the air by irradiating UV light on the passing air. Eliminating the need to manually disinfect offices, meeting rooms, and other workspaces. Iveda Smart UVC can be Integrated with Iveda SPS (smart power management) and sensors to efficiently and effectively operate the light source upon detected movement.

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Iveda’s Smart Drones are flown to perform certain functions from an aerial view without the need for a pilot onboard. Smart Drones utilize AI-based software for autonomous operation and navigation from taking off, returning to base, carrying out mission-critical tasks or simply doing an aerial patrol, without the need of human intervention. Unlike typical drones, Iveda Smart Drones are cloud-based and can be part of a network of drones for central management. They are equipped with Iveda’s Sentir Video Surveillance System and IvedaAI Intelligent Video Search Technology.

Iveda Smart Drone product offering is robust and expansive for a multitude of industrial, commercial, and military applications.

Key Features of Iveda’s Smart Drone:

Fully Autonomous

Scheduled autonomous take-off, flight mission execution, monitoring, landing and recharging

Easy operation and 24-7 flight mission

Intelligent Computing

Live video streaming - real-time object recognition and tracking

Onboard (edged) AI and data analysis

Safety Design

Multiply redundant and fail-safe systems

Weather resistant industrial grade systems (IP54)

Designed and made in Taiwan (MIT)

Skywatch

Planning and editing real-time/timed missions

User/Group permission control & flight data management

Failsafe alarm and FPV gimbal control

Insight

Automated orthorectified service of imagery (2D/3D)

AI technology for inspecting natural disaster, vehicle & pedestrian tracking, and energy facilities inspection.

Visualizing geographic data and analysis report

●	Propellers: 8 (multiply redundant)
●	Diagonal Footprint: 29.76″ / 756 mm
●	Weight: 14.1lbs / 6.4 Kg
●	Hover time: 30 mins
●	Wind tolerance: Beaufort scale – 6
●	IP rating: IP54
●	Camera sensor: Dual RGB, IR/thermal
●	Network: 5G/4G LTE and 2.4G Wi-Fi

The Smart Utility Cabinet gives end users a convenient tool to monitor their daily energy consumption, to pinpoint electrical leaks, and to prevent power line overload and potential fire. It utilizes IoT sensors to detect abnormalities in consumption, temperature and tampering. Iveda Smart Utility Cabinet has an internal environment control design, housed in a durable industrial-grade cabinet. It includes a smart edge computing gateway with multi-RF communication protocols such as 4G, Z-Wave and WiFi and tampering sensor for unauthorized access. Smart water meter and gas meter may be added to the Cabinet.

Vemo Body Camera streams live video, using 4G, to headquarters and doubles as a walkie talkie with a push-to-talk feature. With its multi-mode audio, it can also be used for broadcasting and hands-free audio conferencing for group talk. Vemo has WiFi capability which is ideal for city-wide deployments. Vemo transmits live streaming video instantaneously to the cloud without additional software or hardware. Vemo’s cloud management platform can centrally manage an unlimited number of devices and video can be accessed on a PC, Android, and iOS client. Moreover, Vemo can stream directly into the IvedaAI platform for real-time video analytics to search for faces, objects or license plates in real time.

IvedaCare, launched in November 2022, is a simple, easy to use suite of wireless health and wellness devices intended to help you monitor the health and activities of your loved ones, even when you can’t be there yourself. Our mission is to help ensure your loved one’s safety and independence. Stay connected to your elderly loved ones with our advanced IoT devices for real-time monitoring, fall detection, medication reminders and more. With IvedaCare, you not only can monitor your home and loved ones from afar but can potentially make life-saving decisions using the app. Cloud-based, wireless sensors collect real-time data shared with the entire family circle within the app. Customers may add a subscription service for Pro Monitoring. If the Trusted Circle is unavailable, our emergency call center will dispatch emergency services quickly.

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LevelNOW is an advanced IoT-based solution that transforms the way liquid levels are monitored and managed. With two unique IoT sensors—a standard cap valve sensor designed for 200-liter drums and a patent- pending external sensor that fits various container sizes—LevelNOW provides real-time data to ensure efficiency, safety, and cost savings. Its user-friendly AI-backed platform optimizes operations for industries that rely on large fluid containers, such as oil, gas, and industrial storage. Know exactly when customers are running low and deploy fleets in real time to refill your liquids.

Customers

Our business model in the US is to primarily sell hardware and license our software to organizations already providing services to an existing customer base and facilitating hardware acquisition through third party partners. This business model provides dual revenue streams – one from surveillance camera and analytics hardware sales to the service providers and the other from software licensing fees.

Iveda Taiwan continues to service its enterprise and government clients on a per-project basis. Some of its customers include Chunghwa Telecom, the Taiwan Stock Exchange, New Taipei City Police Department, Chicony Power Technology Co, Ltd. and Taiwan Energy Systems.

Critical Accounting Policies and Estimates

Management’s Discussion and Analysis of Financial Conditions and Results of Operations is based upon our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. A description of our critical accounting policies and related judgments and estimates that affect the preparation of our financial statements is set forth in our consolidated financial statements for the year ended December 31, 2024. Such policies are unchanged.

New Accounting Standards

There were no new standards recently issued which would have an impact on our operations or disclosures.

Results of Operations for the Three Months Ended September 30, 2025 Compared with the Three Months Ended September 30, 2024

The table below sets forth the Net Revenue, Cost of Goods Sold, Operating Expenses, Other Income and Expenses, Tax Expense and Net Income by segment for each of the respective periods and a comparison period over period.

	Consolidated	US	Taiwan	Consolidated	US	Taiwan	Consolidated		US		Taiwan
	Three Months Ended September 30, 2025			Three Months Ended September 30, 2024			Comparison of Three Months ended June 30, 2025 and 2024

Revenues	$1,651,787	$76,929	$1,574,858	$2,398,156	$313,969	$2,084,188	$(746,370)	-31%	$(237,040)	-75%	$(509,330)	-24%
Cost of Goods Sold	1,134,509	61,086	1,073,423	1,987,674	256,501	1,731,173	(853,165)	-43%	(195,415)	-76%	$(657,750)	-38%
Gross Profit	517,277	15,843	501,434	410,482	57,468	353,015	106,795	26%	(41,625)	-72%	$148,420	42%
	31%	21%	32%	17%	18%	17%
							-
Operating Expenses							-
Salaries and Payroll Expenses	350,987	226,529	124,459	351,086	257,833	93,254	(99)	0%	(31,304)	-12%	31,205	33%
Travel and Entertainment	129,963	112,073	17,890	131,745	115,264	16,481	(1,781)	-1%	(3,191)	-3%	1,410	9%
Marketing	84,383	84,383	-	99,187	99,187	-	(14,804)	-15%	(14,804)	-15%	-
Public Company expenses	81,432	81,432	-	35,636	35,636	-	45,796	129%	45,796	129%	-
Audit and Accounting	27,752	27,752	-	91,724	91,724	-	(63,972)	-70%	(63,972)	-70%	-
Research and Development	25,750	25,750		39,250	39,250		(13,500)	-34%	(13,500)	-34%	-
Rent	(24,884)	(36,923)	12,039	21,382	11,031	10,351	(46,266)	-216%	(47,954)	-435%	1,688	16%
Other operating expenses	56,197	6,850	49,347	249,404	210,458	38,946	(193,207)	-77%	(203,608)	-97%	10,401	27%
Total Operating Expenses	731,580	527,846	203,734	1,019,415	860,383	159,031	(287,834)	-28%	(332,537)	-39%	44,703	28%
Loss (Income) from Operations	(214,303)	(512,003)	297,700	(608,932)	(802,916)	193,984	394,629	65%	290,913	36%	103,717	53%
Interest Income and Other (Expenses), net	(6,386)	(2,469)	(3,917)	27,428	6,248	21,180	(33,813)	-123%	(8,716)	-140%	(25,097)	-118%
Net loss before Income Tax	(220,689)	(514,472)	293,783	(581,504)	(796,668)	215,164	$360,816	-62%	(282,196)	35%	$(78,620)	37%
Income Tax Expense	(615)	-	(615)	131	-	131	746	569%	-		746	569%
Net loss	$(221,304)	$(514,472)	$293,168	$(581,373)	$(796,668)	$215,295	$(360,069)	62%	(282,196)	35%	$(77,873)	36%

The decrease in revenue for the three months ended September 30, 2025 compared with the same period in 2024 is attributable primarily to decreased equipment sales from Iveda Taiwan as a result of delivery timing related to long-term government contracts.

The increase in overall gross margin was primarily attributed to the higher margin contract sales in Taiwan.

The net decrease in operating expenses in the three months ended September 30, 2025 compared with the same period in 2024 is due primarily to no re-audit and general operation expenses in the US and Taiwan based operations during this period.

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A majority of the decrease in loss from operations was primarily due to increased gross margins and reduction in operating expenses.

The decrease in net loss was primarily due to a reduction in operating expenses for the three months ended September 30, 2025 compared to the same period in 2024.

Results of Operations for the Nine months ended September 30, 2025 Compared with the Nine months ended September 30, 2024

The table below sets forth the Net Revenue, Cost of Goods Sold, Operating Expenses, Other Income and Expenses, Tax Expense and Net Income by segment for each of the respective periods and a comparison period over period.

	Consolidated	US	Taiwan	Consolidated	US	Taiwan	Consolidated		US		Taiwan
	Nine Months Ended September 30, 2025			Nine Months Ended September 30, 2024			Comparison of Six Months ended June 30, 2025 and 2024

Revenues	$4,654,271	$697,032	$3,957,238	$4,278,983	$629,028	$3,649,955	$375,288	9%	$68,004	11%	$307,283	8%
Cost of Goods Sold	3,404,012	522,398	2,881,614	3,185,444	498,593	2,686,850	218,569	7%	23,804	5%	194,764	7%
Gross Profit	1,250,259	174,634	1,075,624	1,093,540	130,434	963,105	156,718	14%	44,200	34%	112,518	12%
	27%	25%	27%	26%	21%	26%
							-
Operating Expenses							-
Salaries and Payroll Expenses	1,074,466	754,572	319,894	1,017,208	741,838	275,369	57,259	6%	12,734	2%	44,525	16%
Travel and Entertainment	395,170	350,016	45,154	400,266	360,450	39,815	(5,095)	-1%	(10,434)	-3%	5,339	13%
Marketing	253,482	253,482	-	324,629	324,629	-	(71,147)	-22%	(71,147)	-22%	-
Public Company expenses	141,722	141,722	-	460,224	460,224	-	(318,502)	-69%	(318,502)	-69%	-
Audit and Accounting	303,411	303,411	-	278,718	278,718	-	24,693	9%	24,693	9%	-
Research and Development	110,250	110,250	-	339,350	339,350	-	(229,100)	-68%	(229,100)	-68%	-
Rent	52,827	17,591	35,237	106,530	74,638	31,892	(53,702)	-50%	(57,047)	-76%	3,345	10%
Other operating expenses	501,150	367,181	133,969	715,824	562,066	153,759	(214,674)	-30%	(194,885)	-35%	(19,789)	-13%
Total Operating Expenses	2,832,480	2,298,225	534,255	3,642,748	3,141,913	500,835	(810,268)	-22%	(843,688)	-27%	33,420	7%
Loss (Income) from Operations	(1,582,221)	(2,123,591)	541,369	(2,549,208)	(3,011,478)	462,271	966,986	38%	887,888	29%	79,098	17%
Interest Income and Other (Expenses), net	33,440	35,183	(1,744)	111,721	81,635	30,086	(78,281)	-70%	(46,452)	-57%	(31,830)	-106%
Net loss before Income Tax	(1,548,781)	(2,088,407)	539,625	(2,437,486)	(2,929,843)	492,357	$888,705	-36%	(841,436)	29%	$(47,268)	10%
Income Tax Expense	(30,443)	$(50)	(30,393)	(32,464)	(1,697)	(30,767)	(2,021)	6%	(1,647)		(374)	1%
Net loss	$(1,579,224)	$(2,088,457)	$509,232	$(2,469,950)	$(2,931,540)	$461,590	$(890,726)	36%	(843,083)	29%	$(47,643)	10%

The increase in revenue for the nine months ended September 30, 2025 compared with the same period in 2024 is attributable primarily to increased equipment sales from Iveda Taiwan as a result of delivery timing related to long-term government contracts and increased US revenues through its distributors.

The overall gross margin had a slight increase attributed to the higher margin contract sales in the US and Taiwan.

The net decrease in operating expenses in the nine months ended September 30, 2025 compared with the same period in 2024 is due primarily to a reduction in R&D expense in the US and no significant investor relations campaigns in the US based operations during this period.

A majority of the decrease in loss from operations was primarily due to increased revenues and related gross margins and reduction in operating expenses.

The decrease in net loss was primarily due to a reduction in operating expenses for the nine months ended September 30, 2025 compared to the same period in 2024.

Liquidity and Capital Resources

As of September 30, 2025, we had cash and cash equivalents of $3.3 million compared to $2.7 million as of December 31, 2024. This increase in our cash and cash equivalents for the nine months ended September 30, 2025 is related to the sale of common stock offset by the operating losses during the nine months ended September 30, 2025. There are no legal or economic factors that materially impact our ability to transfer funds between our U.S.-based and Taiwan-based segments.

Net cash used in operating activities during the nine months ended September 30, 2025 was ($1.8) million compared to ($3.5) million net cash used during the nine months ended September 30, 2024. Net cash used in operating activities for the nine months ended September 30, 2025 consisted primarily of the net loss of ($1.6) million. Net cash used by operating activities for the nine months ended September 30, 2024 consisted primarily of the net loss of ($2.5) million.

Net cash used in investing activities for the three months ended September 30, 2025 and 2024 were negligible.

Net cash provided by financing activities for the nine months ended September 30, 2025 were $2.4 million compared with $2.3 million provided during the nine months ended September 30, 2024. Net cash provided by financing activities in 2025 included $2.7 million from the sale of stock via an ATM managed by H.C.Wainwright as compared to $1.8 million proceeds from the sale of stock in a direct offering during the nine months ended September 30, 2024.

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We have experienced significant operating losses since our inception. At December 31, 2024, we had approximately $38 million in net operating loss carryforwards available for federal income tax purposes, which will begin to expire in 2025. We did not recognize any benefit from the federal net operating loss carryforwards in 2025 or 2024. We also had approximately $12.0 million in state net operating loss carryforwards, which expire after five years.

Pursuant to the Internal Revenue Code of 1986, as amended (“IRC”), specifically Sections 382 and 383, the Company’s ability to use tax attribute carryforwards to offset future taxable income is limited if the Company experiences a cumulative change in ownership of more than 50% within a three-year testing period. The Company has not completed an ownership change analysis pursuant to IRC Section 382 therefore the ability to offset taxable income in the future may be impacted by ownership changes occurring prior to December 31, 2024. If ownership changes within the meaning of IRC Section 382 occur in the future, the amount of remaining tax attribute carryforwards available to offset future taxable income and income tax expense in future years may be significantly restricted or eliminated. Further, the Company’s deferred tax assets associated with such tax attributes could be significantly reduced or eliminated upon realization of an ownership change within the meaning of IRC Section 382. If eliminated, the related asset would be removed from the deferred tax asset schedule, with a corresponding reduction in the valuation allowance. Additionally, limitations on the utilization of the Company’s tax attribute carryforwards can increase the amount of taxable income and current income tax expense recognized. Due to the existence of the valuation allowance, ownership change limitations that are not significant may not impact the Company’s effective tax rate.

We have limited liquidity and have not yet established a stabilized source of revenue sufficient to cover operating costs, based on our current estimated burn rate. Accordingly, our continuation as a going concern is dependent upon our ability to generate greater revenue through increased sales and/or our ability to raise additional funds through the capital markets. No assurance can be given that we will be successful in future financing and revenue-generating efforts. Even if funding is available, we cannot assure investors that it will be available on terms that are favorable to our existing stockholders. Additional funding may be achieved through the issuance of equity or debt securities that could be significantly dilutive to the percentage ownership of our existing stockholders. In addition, these newly issued securities may have rights, preferences, or privileges senior to those of our existing stockholders. Accordingly, such a financing transaction could materially and adversely impact the price of our common stock.

Substantially all of our cash is deposited in three financial institutions, two in the United States and one in Taiwan. At times, amounts on deposit in the United States may be in excess of the FDIC insurance limit. Deposits in Taiwan financial institutions are insured by CDIC (“Central Deposit Insurance Corporation”) with maximum coverage of New Taiwan Dollar (NTD) $3 million. At times, amounts on deposit in Taiwan may be in excess of the CDIC insurance limit.

Our accounts receivable are unsecured, and we are at risk to the extent such amounts become uncollectible. Although we perform periodic evaluations of our customers’ credit and financial condition, we generally do not require collateral in exchange for our products and services provided on credit.

We provide an allowance for doubtful collections, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Payment terms for our U.S.-based segment require prepayment for most products before they are shipped and monthly Sentir licensing fees, which are due in advance on the first day of each month. For our U.S.-based segment, accounts receivable that are more than 120 days past due are considered delinquent. Payment terms for our Taiwan-based segment vary based on our agreements with our customers. Generally, we receive payment for our products and services within one year of commencing the project, except that we retain 5% of the total payment amount and release such amount one year after the completion of the project. For our U.S.-based segment, we had no doubtful accounts receivable allowances for the nine months ended September 30, 2025 and year ended December 31, 2024. For our Taiwan-based segment, we set up no doubtful accounts receivable allowances for the nine months ended September 30, 2025 and year ended December 31, 2024. We deem the rest of our accounts receivable to be collectible based on certain factors, including the nature of the customer contracts and past experience with similar customers. Delinquent receivables are written off based on individual credit valuation and specific circumstances of the customer, and we generally do not charge interest on past due receivables.

Effects of Inflation

For the periods for which financial information is presented, we do not believe that the current levels of inflation in the United States have had a significant impact on our operations. Likewise, we do not believe that the current levels of inflation in Taiwan have had a significant impact on the operations of Iveda Taiwan.

Off Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not have any undisclosed borrowings or debt, and we have not entered into any synthetic leases. We are, therefore, not materially exposed to any financing, liquidity, market, or credit risk that could arise if we had engaged in such relationships.

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ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are a smaller reporting company as defined by 17 C.F.R. 229 (10)(f)(i) and are not required to provide information under this item.

ITEM 4.	CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Principal Financial Officer, after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report on Form 10-K (the “Evaluation Date”), concluded that as of the Evaluation Date, our disclosure controls and procedures were not effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2025, our Principal Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures were not effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities  Exchange Act of 1934 Rule 13a-15(f). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with U.S. GAAP.

As of September 30, 2025, management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control-Integrated Framework of 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments. Based on that evaluation under this framework, our management concluded that as of September 30, 2025, our internal control over financial reporting was not effective because of the following material weaknesses:

The material weaknesses identified include (i) the Company had inadequate segregation of duties consistent with control objectives and (ii) the Company had an insufficient number of personnel with an appropriate level of U.S. GAAP knowledge and experience and ongoing training in the application of U.S. GAAP and SEC disclosure requirements commensurate with the Company’s financial reporting requirements.

We are working to remediate the deficiencies and material weaknesses. Our remediation efforts are ongoing, and we will continue our initiatives to implement and document policies, procedures, and internal controls. We have taken steps to enhance our internal control environment and plan to take additional steps to remediate the deficiencies and address material weaknesses. In addition, we continue to evaluate, remediate and improve our internal control over financial reporting, executive management may elect to implement additional measures to address control deficiencies or may determine that the remediation efforts described above require modification. Executive management, in consultation with and at the direction of our Audit Committee, will continue to assess the control environment and the above-mentioned efforts to remediate the underlying causes of the identified material weaknesses.

Although we plan to complete this remediation process as quickly as possible, we are unable, at this time to estimate how long it will take; and our efforts may not be successful in remediating the deficiencies or material weaknesses.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the nine months ended September 30, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. These include the fact that human judgment in decision-making can be faulty and that breakdowns in internal control can occur because of human failures such as simple errors or mistakes or intentional circumvention of the established process. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations of internal control, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process.

Changes in Disclosure Controls and Procedures

None

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PART II – OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS.

From time to time we may become involved in various legal proceedings that arise in the ordinary course of business, including actions related to our intellectual property. Although the outcomes of these legal proceedings cannot be predicted with certainty, we are currently not aware of any such legal proceedings or claims that we believe, either individually or in the aggregate, will have a material adverse effect on our business, financial condition, or results of operations.

ITEM 1A.	RISK FACTORS.

We are a smaller reporting company as defined by 17 C.F.R. 229 (10)(f)(i) and are not required to provide information under this item.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

None.

ITEM 3.	DEFAULT UPON SENIOR SECURITIES.

None.

ITEM 4.	MINE SAFETY DISCLOSURES.

Not applicable.

ITEM 5.	OTHER INFORMATION.

(a) None.

(b) There have been no material changes to the procedures by which security holders may recommend nominees to the Company’s Board of Directors since the Company last provided disclosure in response to the requirements of Item 407(c)(3) of Regulation S-K.

(c) Insider Trading Arrangements and Policies

During the quarter ended September 30, 2025, no director or officer of the Company “adopted” or “terminated” a “Rule 10b5-1 trading arrangement” or “non-Rule 10b5-1 trading arrangement” as each term is defined in Item 408 of Regulation S-K.

ITEM 6.	EXHIBITS.

Exhibit	Description

31.1	Certificate of Principal Financial Officer Pursuant to Exchange Act Rule 13a-14(a) or Rule 15d-14(a)
31.2	Certificate of Principal Financial Officer Pursuant to Exchange Act Rule 13a-14(a) or Rule 15d-14(a)
32.1	Certificate of Principal Executive Officer Pursuant to Section 1350
32.2	Certificate of Principal Financial Officer Pursuant to Section 1350
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

28

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IVEDA SOLUTIONS, INC.

Date: November 14, 2025	/s/ David Ly
David Ly
Chief Executive Officer and Chairman (Principal Executive Officer)

/s/ Robert J. Brilon
Robert J. Brilon
Chief Financial Officer (Principal Financial and Accounting Officer)

29

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO

EXCHANGE ACT RULE 13a-14(a) or RULE 15d-14(a)

(AUTHORIZED BY SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002)

I, David Ly, certify that:

1. I have reviewed this Quarterly Report on Form 10-Q of Iveda Solutions, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 14, 2025

/s/ David Ly
David Ly
Chief Executive Officer and Chairman
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

PURSUANT TO

EXCHANGE ACT RULE 13a-14(a) or RULE 15d-14(a)

(AUTHORIZED BY SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002)

I, Robert J. Brilon, certify that:

1. I have reviewed this Quarterly Report on Form 10-Q of Iveda Solutions, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 14, 2025

/s/ Robert J. Brilon
Robert J. Brilon
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO 18 U.S.C. § 1350

(SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002)

I, David Ly, Chief Executive Officer (principal executive officer) of Iveda Solutions, Inc. (the “Registrant”), certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 Chief Executive Officer and Chairman of the Sarbanes-Oxley Act of 2002, that, based upon a review of the Quarterly Report on Form 10-Q for the period ended September 30, 2025 of the Registrant (the “Report”):

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Registrant.

Date: November 14, 2025

/s/ David Ly
David Ly
Chief Executive Officer and Chairman
(Principal Executive Officer)

This certification accompanies the Quarterly Report on Form 10-Q to which it relates, is not deemed filed with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of Iveda Solutions, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Quarterly Report on Form 10-Q), irrespective of any general incorporation language contained in such filing.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. §1350

(SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002)

I, Robert J. Brilon, Chief Financial Officer (principal financial officer) of Iveda Solutions, Inc. (the “Registrant”), certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, based upon a review of the Quarterly Report on Form 10-Q for the period ended September 30, 2025 of the Registrant (the “Report”):

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Registrant.

Date: November 14, 2025

/s/ Robert J. Brilon
Robert J. Brilon
Chief Financial Officer
(Principal Financial and Accounting Officer)

This certification accompanies the Quarterly Report on Form 10-Q to which it relates, is not deemed filed with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of Iveda Solutions, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Quarterly Report on Form 10-Q), irrespective of any general incorporation language contained in such filing.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.